UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-53730
CUSIP NUMBER 26844 P 109

(Check One):   ☒ Form 10-K         ☐ Form 20-F         ☐ Form 11-K        ☐ Form 10-Q         ☐ Form N-SAR         ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EFT HOLDINGS, INC.
Full Name of Registrant EFT BIOTECH HOLDINGS, INC.
Former Name if Applicable 17800 Castleton St., Suite 300
Address of Principal Executive Office (Street and Number) City of Industry, CA 91748
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The website and computer systems of EFT Holdings, Inc. (the “Company”) were recently hacked by an unauthorized intruder.  The hacker(s) managed to create fictitious accounts and ‘credits’ in the Company’s systems.  These fictitious credits were then used to place orders and some were transferred to other accounts within those systems, which makes it a long and difficult process to trace and identify the actual damage. As a result, the Company has been unable to complete the audit of its financial statements for the year ended March 31, 2011. In addition, the Company is in the process of responding to comments from the staff of the Securities and Exchange Commission on its Form 10-K for the year ended March 31, 2010, which may also affect the preparation of the Company’s Form 10-K for the year ended March 31, 2011.

Consequently, the Company will not be able to file its Form 10-K for the year ended March 31, 2011 before the required filing date of June 14, 2011 without unreasonable effort and expense.

PART IV- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Jeffery Cheung	(852)	3605-1920
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended March 31, 2011 will reflect significant changes from our results of operations for the year ended March 31, 2010. Because we have not completed our financial statements, we are unable to provide a reasonable estimate of our results of operations for the year ended March 31, 2011. Accordingly, we cannot at this time accurately estimate what significant changes will be reflected in our results of operations for the year ended March 31, 2011 compared to our results of operations for March 31, 2010.

EFT HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2011	By	/s/ Jeffrey Cheung
Jeffery Cheung, Chief Financial Officer